REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the nine months ended September 30, 2022 and 2021

(Stated in Canadian Dollars)

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the consolidated interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the International Financial Reporting Standards established by the International Accounting Standards Board for a review of interim financial statements by an entity’s auditor.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

As at	Notes	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$78,060	$221,188
Guaranteed investment certificate		17,250	17,250
Sales taxes recoverable		43,578	25,867
Prepaid expenses and deposits		110,754	93,363
Contract asset	6	35,374	35,374
		285,016	393,042
Non-current assets
Contract Asset	6	168,946	195,475
Equipment	5	2,648	3,277
Total assets		$456,610	$591,794

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12, 13	$802,438	$708,563
Contract liability	6	353,735	353,735
Preference shares	8	692,525	611,386
		1,848,698	1,673,684
Non-current liabilities
CEBA loan payable	9	39,153	34,255
Deferred government grant income		5,636	8,454
Put liability	6	1,312,868	1,113,853
Contract liability	6	1,689,444	1,954,746
Royalty payable	7	4,340,392	2,649,181
Total liabilities		9,236,191	7,434,173
Shareholders’ deficiency
Common shares	10	31,050,811	30,291,486
Share subscriptions	10	266,360	-
Contributed surplus	10	5,148,956	5,097,777
Accumulated deficit		(45,245,708)	(42,231,642)
Total shareholders’ deficiency		(8,779,581)	(6,842,379)
Total liabilities and shareholders’ deficiency		$456,610	$591,794

Continuance of Operations                                      2(a)
Commitments and Contingencies 14
Events after the reporting date                                        18
Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the nine months ended
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2022	2021	2022	2021

	$	$	$	$
Revenue
Licensing fees (Note 6)	88,434	88,434	265,302	265,302

Expenses
Research and development (Note 12)	176,079	259,061	404,576	917,782
General and administrative (Note 12)	96,493	375,198	872,688	1,178,809
Loss before other items	(184,138)	(545,825)	(1,011,962)	(1,831,289)
Other items:
Accretion on CEBA loan	(3,267)	-	(4,898)	-
Accretion on preference shares	(27,260)	(27,260)	(81,139)	(121,508)
Accretion on put liability	(70,005)	(56,226)	(199,015)	(159,843)
Accretion on royalty payable	(813,177)	(232,790)	(1,733,424)	(388,850)
Foreign exchange gain (loss)	(17,851)	(81,381)	13,511	(68,121)
Gain on debt settlement (Note 10 b) i))	-	-	-	31,137
Government grant income	-	-	2,818	4,032
Gain (loss) on re-measurement of derivative liability (Note 7)	-	107,400	-	(705,951)
Interest income	-	-	43	69
Net and comprehensive loss	(1,115,698)	(836,082)	(3,014,066)	(3,240,324)
Loss per Basic and diluted share	(0.03)	(0.03)	(0.05)	(0.10)
Weighted average shares outstanding	35,688,231	32,076,391	35,351,758	33,479,325

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended
(Stated in Canadian Dollars)
(Unaudited)
	Sept 30, 2022	Sept 30, 2021

Operating activities
Net loss	$(3,014,066)	$(3,240,324)
Add items not involving cash:
Accretion and accrued dividends	81,139	74,210
Accretion on CEBA loan	4,898	-
Accretion on royalty payable	1,691,211	388,850
Amortization of contract asset	26,529	26,529
Accretion of put liability (Note 6)	199,015	159,843
Gain on debt settlement		(31,137)
Government grant income	(2,818)	-
Loss on re-measurement of derivative liability	-	705,951
Revenue from contract liability (Note 6)	(265,302)	(265,302)
Depreciation (Note 5)	629	861
Stock-based compensation (Note 10 (e))	51,179	351,757
Changes in non-cash working capital balances:
Sales taxes recoverable	(17,711)	6,936
Prepaid expenses and deposits	(17,391)	(1,177)
Accounts payable and accrued liabilities	93,875	(167,305)
Net cash used in operating activities	(1,168,813)	(1,990,308)

Financing activities
Increase in CEBA loan	-	1,201
Increase in royalty payable		1,633,069
Gross proceeds on issuance of shares for settlement of debt		311,364
Gross proceeds on issuance of common shares (Note 10 b))	759,325	1,017,201
Increase in share subscriptions	266,360	240,995
Decrease in derivative liability		(624,549)
Net cash provided by financing activities	1,025,685	2,267,916

Increase (Decrease) in cash and cash equivalents during the period	(143,128)	227,608

Cash and cash equivalents, beginning of the period	221,188	34,636

Cash and cash equivalents, end of the period	$78,060	$311,971

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the nine months ended September 30, 2022 and 2021
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock			Contributed	Accumulated
	Shares	Amount	Share subscription	Surplus	Deficit	Total

Balance, January 1, 2021	34,959,207	$30,291,486	$-	$5,097,777	$(42,231,642)	$(6,842,379)
Stock-based compensation (Note 10 (e))	-	-	-	51,179	-	51,179
Common shares issued private placement	4,218,470	759,325	-	-	-	759,325
Share subscriptions	-	-	266,360	-	-	266,360
Net loss for the period	-	-		-	(3,014,066)	(3,014,066)
Balance, September 30, 2022	39,177,677	$31,050,811	$266,360	$5,148,956	$(45,245,708)	$(8,779,581)

	Common Stock		Contributed	Share	Accumulated
	Shares	Amount	Surplus	Subscriptions	Deficit	Total

Balance, January 1, 2021	29,951,419	$28,471,140	$4,626,021	$-	$(38,158,327)	$(5,061,166)
Common shares issued – Mainpointe (Note 7)	2,506,802	1,015,401	-	-	-	1,015,401
Common shares issued – warrant exercised (Note 11 b) v))	5,000	1,800	-	-	-	1,800
Common shares issued – shares for debt (Note 11 b) ii)	889,612	311,364	-	-	-	311,364
Common shares issued – dividends on preference shares (Note 11 b) iii))	126,492	47,737	-	-	-	47,737
Share subscriptions (Note 11 b) i))	-	-	-	240,995	-	240,995
Stock-based compensation (Note 11 e))	-	-	351,757	-	-	255,831
Net loss for the period	-	-	-	-	(3,240,324)	(2,404,242)
Balance, September 30, 2021	33,479,325	$29,847,442	$4,977,778	$240,995	$(41,398,651)	$(6,332,436)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 900 – 570 Granville Street, Vancouver, BC, V6C 3P1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the nine-month period ended September 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2021 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2021 annual financial statements, except as disclosed in Note 4. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 29, 2022.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Continuance of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2022, the Company is in the research stage, has accumulated losses of $45,245,708 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $3,014,066 during the nine-month period ended September 30, 2022. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations. See Note 20 – Events after the Reporting Date.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10(e).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

3.	Critical Accounting Estimates and Judgements - continued

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgment is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

To determine the price of Licensing and Collaboration Agreement (See Note 6 – Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 6)

Preference Shares

Replicel Life Sciences Inc. makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Put Liability

Replicel made estimates on the issuance of the put liability disclosed in Note 6.  The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put.  Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance. Subsequent to its initial recording, the put liability is accreted up to the full face value at the end of the term of the agreement.

Derivative Liability

Replicel made estimates in determining the fair value of the derivative liability disclosed in Note 7. The obligation to issue common shares to Mainpointe at an agreed price at a future date is a derivative liability accounted for at FVTPL. The fair value of this derivative liability has been estimated based on the difference between the market value of the Company’s shares to be issued under this arrangement at the reporting date compared to the agreed price of such shares.  The derivative liability is fair valued at each measurement date until its settlement.

Royalty Payable

Replicel makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with Mainpointe Pharmaceuticals LLC (“Mainpointe”).  Under this royalty arrangement, RepliCel has provided Mainepointe with a right to participate in RepliCel's royalty revenue stream up to a maximum payout of $16 million US and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company’s royalty revenue stream up to $16 million US.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

3.	Critical Accounting Estimates and Judgements - continued

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

4.	Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

There were no new standards, interpretations and amendments effective from January 1, 2022 that had a material impact on these consolidated financial statements.

New Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory until accounting periods beginning on or after January 1, 2021. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. The Company intends to apply these standards from application date as indicated below:

IAS 1 – Classification of liabilities as current or non-current

IAS 1 has been revised to i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instrument. The amendments are effective for the reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively.

The Company is currently evaluating the impact this standard is expected to have on its future consolidated financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

5.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2021	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At September 30, 2022	14,249	41,751	56,000
Depreciation: At December 31, 2021	12,808	39,915	52,723
Depreciation	216	413	629
At September 30, 2022	13,024	40,328	53,352
Net book value at September 30, 2022	$1,225	$1,423	$2,648

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2020	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At September 30, 2021	14,249	41,751	56,000
Depreciation: At December 31, 2020	12,447	39,128	51,575
Depreciation	270	591	861
At September 30, 2021	12,717	39,719	52,436
Net book value at September 30, 2021	$1,532	$2,032	$3,564

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

6.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed a definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to commercialize three of RepliCel's programs in Greater China subject to certain Canadian and Chinese approvals (the “Transaction”).

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”).

As part of the transaction, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 13).
The transaction structure also included milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the five-year period commencing on July 10, 2018 in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions until January, 2027.

As part of the Transaction, the Company granted YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.  At the date of these financial statements, no such Chinese patents have been assigned to YOFOTO.
On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares.  In association with the YOFOTO deal, the Company agreed to pay a finders/success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.
Contract Asset

The finders/success fee paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset, a share issuance cost and a cost incurred in connection with the put obligation.

The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants and as an offset to the fair value of the put liability.  The finders/success fee was allocated based on the relative fair values of these four items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.

Contract liability

The proceeds of $5,090,005 from the placement was allocated based on the fair values of:

•	the common shares that were not subject to the put - $715,280 ($794,755 less costs of $79,476);
•	the 1,071,580 warrants issued - $161,684 ($179,649 less costs of $17,965); and
•	the put liability - $520,426 ($578,251 less costs of $57,825).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

6.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd. - continued

On July 10, 20
The remaining $3,537,350 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement.

Put liability

Under the Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO’s controls on or before 8.5 years from the date of the Agreement.  Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control.  As this represents an obligation to transfer cash under circumstances that are not within RepliCel’s own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

The Company has recorded a put liability based on management’s estimate of its fair value.  The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%.  $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability.  After its initial recording at $520,426, the put liability is subsequently accreted up to the full face value at the end of the term of the agreement. Accretion expense on put liability at September 30, 2022 amounts to $199,015 (September 30, 2021 - $ 159,843).

7.	Investment and U.S. Partnership – Mainpointe Pharmaceuticals, LLC

On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period. Under the limited term distribution partnership for RepliCel's dermal injector and consumables (the “RepliCel Injector Product Line”) in the United States, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. The Royalty Participation Agreement provides MainPointe the right to be paid a portion of RepliCel’s future royalty revenue stream earned from the sale of RCS-01, RCT-01, and RCH-01 products and any derivatives. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

Primary Deal Terms

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for the Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a maximum payout of 16 million US dollars, and certain distribution rights of RepliCel Injector Product Line in the United States. The investment will be made as to:

•	$500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange ($492,092 on February 8, 2021),
•	$1,200,000 by February 15, 2021 (received $490,000 on March 23, 2021 and $717,871 on April 23, 2021),
•	$700,000 by April 21, 2021 (received $500,528 on August 30, 2021, $199,472 received on November 29, 2021), and
•	$300,000 by August 21, 2021 ($298,921 received on November 29, 2021).

The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

7.	Investment and U.S. Partnership – Mainpointe Pharmaceuticals, LLC - continued

During the year ended December 31, 2021, the Company received the aggregate consideration of $2,700,000 in five tranches which were accounted for and allocated as follows on initial recognition:

Tranche receipt date	Tranche amount $	Share capital or share subscription $	Royalty payable $	Loss on remeasurement of derivative liability $	Derivative liability $
February 8, 2021	492,092	364,512	346,287	(218,707)	-
March 23, 2021	490,000	272,222	344,815	(127,037)	445,384
April 23, 2021	717,871	378,667	507,376	(168,172)	(163,892)
August 30, 2021	500,528	240,995	352,224	(92,691)	(225,991)
November 30, 2021	498,393	203,049	350,845	(55,501)	(55,501)
Total*	2,698,884	1,459,445	1,901,547	(662,108)	-

* The difference of $1,116 between the contractual gross proceeds and actual gross proceeds received is attributable to wire fees and foreign exchange translation differences.

The Company issued 3,986,684 common shares to fulfill its obligations pursuant to the Share Purchase Agreement:

Issue Date	Number of common shares

February 8, 2021	729,024
April 23, 2021	1,777,778
December 17, 2021	1,479,882
3,986,684
Mainpointe is entitled to a royalty up to an aggregate maximum amount of $16 million USD under the agreement equal to:
a)
5% of the amounts earned by and paid to the Company from the sale of any of its “NBDS Products” defined as its RCS-01 (NBDS Fibroblast Therapy – Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy – Treatment for Chronic Tendinosis) and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and

b)
20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

7.	Investment and U.S. Partnership – Mainpointe Pharmaceuticals, LLC - continued

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier of:

a)	four (4) years, or
b)	when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.

The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income, plus a further amount in gross income that is equal to the regulatory approval costs

The arrangement with MainPointe was accounted for as a hybrid instrument with two components: royalty payable, which is a financial liability accounted for initially at fair value and subsequently at amortized cost, and an obligation to issue common shares to MainPointe at an agreed price at a future date, which is a derivative liability accounted for at FVTPL.

The obligation to pay royalties of $16 million USD is classified as a financial liability and measured initially at its fair value and subsequently at amortized cost. Management estimated the present value of future cash flows over the expected term using an estimated effective interest rate. The timing and amount of future cash flows are significant judgments that influence measurement of this financial liability over its term until settled. The effective interest rate will be reassessed at each reporting period end date based on management’s estimates of changes to the future cash flows and their timing. Management has recorded accretion expense of $387,840 in the nine month period ended September 30, 2022 based on an effective interest rate of 57%. The Company incurred no transaction costs to enter into these agreements.

Accretion expense recorded in the nine month period ended September 30, 2022 of $1,733,424 was based management’s estimate that they would pay $16 million USD royalty obligation in 2.34 years (“the Payback Period”), commencing from January 1, 2024. Changes in this estimated Payback Period would result in variability to the Company’s reported royalty obligation and annual accretion expense.  Should the Payback Period extend beyond the current estimated 2.34 years, the royalty obligation at December 31, 2021, the accretion recorded in the year ended December 31, 2021 and the effective interest rate estimate would change as presented below:
Payback Period (years)	Royalty payable estimate at December 31, 2021 ($)	Accretion expense for December 31, 2021 ($)	Effective interest rate
2.34 (current estimate)	2,649,181	732,069	57%
5.00	2,394,851	480,274	40%
7.50	2,273,368	360,048	31%
10.00	2,203,707	291,122	25%

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

7.	Investment and U.S. Partnership – Mainpointe Pharmaceuticals, LLC - continued

The fair value of the derivative liability related to the Company’s obligation to issue its common shares at a future date at an agreed price was estimated as the difference between the market price of the Company’s common shares on the measurement date and their market price on the inception date of the Mainpointe agreement (January 22, 2021) multiplied by the number of common shares issuable per the contractual terms. The derivative liability was re-measured until the settlement date, (when agreed proceeds for the Company’s common shares have been received) with a gain or loss on re-measurement recognized on the statement of profit or loss. The Company settled the obligation to issue its common shares during 2021 and recognized a loss on the re-measurement of the derivative liability of $662,108 during the settlement period.

The royalty payable is recognized when proceeds from the arrangement are received from MainPointe and is measured as a residual after subtracting the fair value of derivative liability related to the Company’s obligation to issue its common shares at a future date at an agreed price from the proceeds.

8.	Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized terms of the private placement carried certain rights and restrictions, which include:

•	a fixed dividend rate which shall accrue on a daily basis (based on a 360- day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
•
the right of the Class A Shareholder to convert the paid up amount of each Class A Share, from time-to-time, into shares of the Company (each, a “Share”) at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price of $0.33;

•	voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
•	a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.

Subject to the earlier conversion by Class A shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the “Required Redemption Date”) redeem all of the Class A Shares at a price (the “Redemption Price”) of:

(i)	$0.468 per Class A Share for the period from the date of issuance (the “Issue Date”) to the date that is the first anniversary of the Issue Date;
(ii)	$0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date;
(iii)	$0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date;
(iv)	$0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and
(v)	$0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

8.	Preference shares - continued

On the Required Redemption Date, the Company must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

The financial instrument is being measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

As at September  30, 2022, the Company had accrued dividends of $38,119 (September 30, 2021: $24,566).

The continuity of the preferred share liability is presented below:

	September 30, 2022	December 31, 2021
Opening preference share liability	$611,386	$517,773
Dividends accrued	22,872	30,495
Accretion	58,267	110,855
Settlement of dividends through issuance of common shares (Note 13)	-	(47,737)
Exercisable, September 30, 2022 & December 31, 2021	$692,526	$611,386

9.	Government grant

Due to the global outbreak of the Novel Coronavirus (“COVID-19”), the federal government of Canada introduced the Canada Emergency Business Account (“CEBA”). CEBA provided an interest-free loan (“CEBA”) of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2022 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2022 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025.

Pursuant to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the benefit of a government loan at below market rate is treated as a government grant and measured in accordance with IFRS 9, Financial Instruments. The benefit of below market rate shall be measured as the difference between the initial carrying value of the loan (being the present value of a similar loan at market rates) and the proceeds received. The Company has estimated the initial carrying value of the CEBA loan at $26,663 using a discount rate of 18% which was the estimated rate for a similar loan without the interest – free component. The difference of $13,378 will be accreted to the loan liability over the term of the CEBA Loan and offset to other income on the statement of loss and comprehensive loss.

During the period ended September 30, 2022, total accretion expense recognized for the CEBA loan amounted to $4,898 (December 31, 2021 - $5,528). In addition, the Company recognized $2,818 (2021: $1,409) in Government Grant Income.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

10.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)	Issued and Outstanding:

During the nine-month period ended September 30, 2022, share activities were as below:

On March 21, 2022, the Company announced a non-brokered private placement financing (the “Offering”) of up to 8,333,333 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. The Offering is anticipated to close in two tranches, the first tranche to be completed immediately and the second tranche to be completed within ninety (90) days, subject to the approval of the TSX Venture Exchange (the “Exchange”).

On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,325.

On June 6, 2022, the Company announces that the Exchange has granted a thirty (30) day extension to the Company for completion of its Offering.

On July 7, 2022, the Company announced that it does not intend to complete the second tranche of its non-brokered private placement announced on March 21, 2022.

During the nine-months ended September 30, 2022, the Company has received subscription amount of $266,360.

On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,325. On June 6, 2022, the Company announces that the Exchange has granted a thirty (30) day extension to the Company for completion of its Offering. On July 7, 2022, the Company announced that it does not intend to complete the second tranche of its non-brokered private placement announced on March 21, 2022. (Note 18).

During the nine-month period ended September 30, 2021, share activities were as below:

i)
On August 30, 2020, the Company has received $500,828 from Mainpointe towards the Investment and U.S. Partnership (see Note 7). The common shares to be issued is 741,522 which had a value of $240,995 on this date.

ii)    Shares for debt

The Company announced on March 25, 2021 a debt settlement in the amount of $342,500 owed by the Company to certain creditors (“Creditors”) by the issuance of 889,612 common shares (each, a “Share”) of the Company at a price of $0.385 per Share. The Settlement Agreements were signed on September 11, 2021; however, the debt was not settled until June 2, 2021 after the transaction was approved by the TSX Venture Exchange on May 27, 2021. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $31,137.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

10.	Share Capital

b)	Issued and Outstanding:

iii)	On May 17, 2021, Replicel issued 126,492 common shares in settlement of $47,737 on accrued dividends on issued preference shares (Note 8).

iv) Common shares issued for dividend on preferred shares (Note 8).

v) On February 17, 2021, 5,000 shares were issued for cash of $1,800 pursuant to exercise of warrants.

vi)
On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period

(Note 7).

c)	Stock Option Plans:

On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

   d) Fair value of Company Options Issued from January 1, 2017 to September 30, 2022

There were no stock options granted during the nine-month periods ended September 30, 2022 and 2021.
Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

10.	Share Capital – continued

e)   Stock-based Compensation

The Company recognized a fair value of $251,877 (2020: $Nil), as stock based compensation expense for stock options granted in 2018 under the Company Stock Option Plan and the Founders Stock Option Agreements for the nine month ended September 30, 2021 and 2020.
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine-month period ended September 30, 2022 and 2021 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2021	2,825,000	$0.41
Granted	-	$-
Expired	(50,000)	$-
Outstanding, September 30, 2022	2,775,000	$0.41
Exercisable, September 30, 2022	2,750,000	$0.40

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,730,000	$0.51
Granted	1,715,000	$0.40
Expired	(5,000)	$0.85
Outstanding and Exercisable, September 30, 2021	3,440,000	$0.45

As at September 30, 2022, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.40 - $0.43 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.61 years.

f) Warrants

    The number of warrants outstanding at September 30, 2022 and December 31, 2021, each exercisable into one common share, is as follows:

Issue Date	Warrants Outstanding	Weighted Average	Expiry Date
		Exercise Price
15-Jul-20	1,819,555	$0.36	15-Jul-23
Outstanding, December 31, 2021	1,819,555	0.36
04-May-22	2,109,324	0.40	04-May-25
Outstanding, September 30, 2022	3,928,789	$0.38

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

12.    Reated Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	30-September-2022	30-September-2021
Companies controlled by directors of the Company (a)	$55,125	$38,875
Directors or officers of the Company	136,333	57,333
	$191,458	$96,208

2)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On March 31, 2021, the Company has announced its intention to pay accrued dividends of $47,437 outstanding on the Class A Preferred Shares (the “Dividend Payment”) in common shares (each, a “Share”) of the Company at a price of $0.375 per Share.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.
	Three months ended		Nine months ended
	30-Sept-22	30-Sept-21	30-Sept-22	30-Sept-21
Research and development	$15,000	$16,282	$22,250	$40,904
General and administration	-	-	-	-
	$15,000	$16,282	$22,500	$40,904

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Nine months ended
	30-Sept-22	30-Sept-21	30-Sept-22	30-Sept-21
General and administrative - salaries	$86,250	$84,000	$258,500	$252,000
Directors' fees	17,750	21,750	61,250	57,333
Stock-based compensation	24,517	96,148	46,484	327,407
	$128,517	$201,898	$366,234	$636,740

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

13.	Financial Instruments and Risk Management

payable and accrued liabilities, CEBA loan payable, promissory note, put liability, royalty payable and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to Euros and US Dollars as certain expenditures and commitments are denominated in Euros and US Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At September 30, 2022 the Company held US dollar cash balances of $2,395 (US$599) (December 31, 2021: $40,740 or US$32,134). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$24 (US$60) on the cash balance held September 30, 2022.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

13.	Financial Instruments and Risk Management - continued

Credit risk is the risk of an unexpected loss if a customer or counterparty fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalent is currently held in an interest-bearing bank account, management considers the interest rate risk to be limited.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at September 30, 2022:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$802,438
Within 2 to 5 years	CEBA loan payable	$39,153
Within 2 to 5 years	Preference shares	$958,430
Greater than 5 years	Put liability	$3,393,337
Greater than 5 years	Royalty payable	$20,284,800
Total		$25,478,158

Contained within accounts payable and accrued liabilities is $309,334 of accrued liabilities at September 30, 2022 (September 30, 2021: $109,884).
There were no changes to the Company’s fair value measurement levels during the period ended September 30, 2022 (2021: no change). The Company does not have any level 3 fair value measurements (2021: none).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)

14. Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

15.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the nine-months period ended September 30, 2022.

16. Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the nine-months periods ended September 30, 2022 and 2021.

17.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2022
(Stated in Canadian Dollars)
(Unaudited)
18.	Events after the Reporting Date

On March 21, 2022, the Company announced a non-brokered private placement financing (the “Offering”) of up to 8,333,333 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. The Offering is anticipated to close in two tranches, the first tranche to be completed immediately and the second tranche to be completed within ninety (90) days, subject to the approval of the TSX Venture Exchange (the “Exchange”).

On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,325.

On June 6, 2022, the Company announces that the Exchange has granted a thirty (30) day extension to the Company for completion of its Offering.

On July 7, 2022, the Company announced that it does not intend to complete the second tranche of its non-brokered private placement announced on March 21, 2022 referenced above.

On October 20, 2022, the Company announced that TSX Venture Exchange (the “Exchange”) has granted a thirty (30) day extension until November 18, 2022 for completion of the Company’s non-brokered private placement (the “Offering”), previously announced in its News Release of September 6, 2022.

The terms of the Offering provide for the issuance of up to 8,000,000 units (each, a “Unit”) at a price of $0.10 per Unit for gross proceeds of up to $800,000. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.20 per Share for a period of three years from closing of the Offering. The Offering is subject to the approval of the Exchange. Insiders may participate in the Offering.

Finders’ fees may be payable in connection with the Offering in accordance with the policies of the Exchange.

On November 16, 2022, the Company announced that it has increased the size of its previously announced financing described in its news release of September 6, 2022 and October 30, 2022. The Company previously disclosed that it would issue up to 8,000,000 units (the “Units”) at a price of $0.10 per Unit, for gross proceeds of $800,000. Due to increased demand, the Company today announces that it has increased the number of Units to be issued, such that it will issue up to 10,500,000 Units for gross proceeds of up to $1,050,000 (the “Offering”).

The Company also announces that the Exchange has granted a thirty (30) day extension until December 16, 2022 for completion of the Company’s non-brokered private placement (the “Offering”).

Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.20 per Share for a period of three years from closing of the Offering. The Offering is subject to the approval of the Exchange. Insiders may participate in the Offering.

Finders’ fees may be payable in connection with the Offering in accordance with the policies of the Exchange. All securities issued in connection with the Offering will be subject to a statutory hold period expiring four months and one day after closing of the Offering.